EXHIBIT 99.1

Endeavour Silver Announces Appointment of New Director

VANCOUVER, British Columbia, Jan. 04, 2022 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) is pleased to announce the appointment of Amy E. Jacobsen, QP, P.E., MBA to the Company's board of directors effective January 3, 2022.

“We are delighted to welcome Amy to our board. She is well recognized for her contribution to the mining industry and brings extensive expertise as well as a depth of mining experience that will serve Endeavour Silver well as we pursue our vision of being a premier senior silver producer,” stated Dan Dickson, Chief Executive Officer.

Ms. Jacobsen has over 30 years of diverse global experience and was recognized among the 100 Global Inspirational Women in Mining 2020. Her experience includes industrial minerals and fertilizers, base metals including copper, cobalt, zinc, and nickel, precious metals, and energy fuels such as coal, lignite and uranium.

Ms. Jacobsen started her career at Homestake and Hazen Research before moving to Stone and Webster Management Consultants. Most recently, she spent 14 years in various management positions at Behre Dolbear Group, including 3 years as chair of the board of directors from 2016 to 2019. Ms. Jacobsen is currently the President of Windward Consulting as well as Adjunct Professor in the Professional Masters – Mining Engineering and Management degree program at the Colorado School of Mines.

Ms. Jacobsen graduated from the Colorado School of Mines with a B.S. in metallurgical engineering as well as a Master of Business Administration from the Executive MBA program at the University of Denver. She is a Qualified Professional in metallurgy through the Mining and Metallurgical Society of America, a registered Professional Engineer in the state of Colorado and an Associate Member of the International Institute of Mineral Appraisers. Ms. Jacobsen is the past president of the Mining and Metallurgical Society of America and past director of the Society for Mining, Metallurgy and Exploration.

About Endeavour Silver
Endeavour Silver is a mid-tier precious metals mining company that operates two high-grade, underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  The Company’s philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Trish Moran
Interim Head of Investor Relations
Tel: (416) 564-4290
Email: pmoran@edrsilver.com
Website: www.edrsilver.com

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